# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HYDROFARM HOLDINGS GROUP, INC., CIK 0001695295
CUSIP: 44888K407
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1510 MAIN STREET, SHOEMAKERSVILLE, Pennsylvania (PA), 19555
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0002059900
Persons authorized to receive notices and communications: Dumont Global LP, 261 Madison Avenue, #1008, New York, New York (NY), 10016, 212-705-8180

## Reporting persons
- Dumont Global LP (CIK 0001803609): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 305,000; sole dispositive power 0; shared dispositive power 305,000; aggregate amount beneficially owned 305,000 (6.55% of the class)
- Dumont Fund Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 305,000; sole dispositive power 0; shared dispositive power 305,000; aggregate amount beneficially owned 305,000 (6.55% of the class)
- Dumont Master Fund LP (CIK 0001909738): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 305,000; sole dispositive power 0; shared dispositive power 305,000; aggregate amount beneficially owned 305,000 (6.55% of the class)
- Christopher Richard Yetter (CIK 0002059900): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 305,000; sole dispositive power 0; shared dispositive power 305,000; aggregate amount beneficially owned 305,000 (6.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: HYDROFARM HOLDINGS GROUP, INC.
Address of issuer's principal executive offices: 1510 MAIN STREET, SHOEMAKERSVILLE, Pennsylvania (PA), 19555

## Item 2. Identity and Background
Name of person filing: The names of the persons filing this Schedule 13G are: Dumont Global LP, a Delaware limited partnership ("DG"); Dumont Fund Partners LLC, a Delaware limited liability company ("DFP"); Dumont Master Fund LP, a Cayman Islands exempted limited partnership (the "Fund"); and Chris Yetter, a U.S. citizen. Chris Yetter is (i) the manager of Dumont Global Partners LLC, which is the general partner of DG, and (ii) the general partner of DFP. DFP is the general partner of the Fund and DG is the investment manager of the Fund. The Fund, DG, DFP and Chris Yetter are collectively referred to herein as the "Reporting Persons".
Residence or business address: The principal business address of the Reporting Persons is 261 Madison Avenue #1008, New York, NY 10016.
Present principal occupation or employment: The Fund, DG and DFP are engaged in the business of investing in securities. DG and DFP are organized under the laws of the state of Delaware. The Fund is organized as an exempted limited partnership under the laws of the Cayman Islands. Chris Yetter is a United States citizen.
Criminal convictions in the last five years: None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Dumont Master Fund LP acquired shares in the Issuer prior to 2025, as was filed in 13-G.

## Item 4. Purpose of Transaction
Purpose of transaction: Dumont Master Fund LP acquired shares in the Issuer prior to 2025, as detailed in its 13-G filing. On October 1, 2025, Chris Yetter was appointed to the Issuer's Board of the Directors, leading to the recategorizing this filing as a 13-D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 305,000 share of Common Stock, representing approximately 6.55% of the Issuer's outstanding shares of Common Stock, based on 4,659,020 shares outstanding as of August 4, 2025, as disclosed in by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Fund has sole voting and sole dispositive power regarding the 305,000 share of common stock. DG, DFP, and Mr. Yetter, have shared voting power and shared dispositive power with regard to such shares of common stock.
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: CY: I think nothing to report here; but not sure

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Dumont Global LP: /s/ Richard Christopher Yetter, Founder/Managing Member (10/14/2025)
- Dumont Fund Partners LLC: /s/ Richard Christopher Yetter, Founder/Managing Member (10/14/2025)
- Dumont Master Fund LP: /s/ Richard Christopher Yetter, Founder/Managing Member (10/14/2025)
- Christopher Richard Yetter: /s/ Christopher Richard Yetter, Founder/Managing Member (10/14/2025)
Comment: None.